Exhibit 99.1

Canaan Inc. Reports Unaudited Fourth Quarter and Full Year 2023 Financial Results

Singapore, February 27, 2024 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced its unaudited financial results for the three months and twelve months ended December 31, 2023.

Fourth Quarter 2023 Operating and Financial Highlights

Total computing power sold was 5.5 million Thash/s, representing an increase of 45.7% from 3.8 million Thash/s in the third quarter of 2023 and an increase of 191.9% from 1.9 million Thash/s in the same period of 2022.

Revenues were US$49.1 million, as compared to US$33.3 million in the third quarter of 2023 and US$58.3 million in the same period of 2022.

Mining revenue was US$3.7 million, representing an increase of 13.6% from US$3.3 million in the third quarter of 2023 and a decrease of 65.5% from US$10.7 million in the same period of 2022.

Full Year 2023 Operating and Financial Highlights

Total computing power sold was 19.6 million Thash/s, representing a year-over-year increase of 29.6% from 15.1 million Thash/s in 2022.

Revenues were US$211.5 million, compared to US$651.5 million in 2022.

Mining revenue was US$34.0 million, compared to US$32.5 million in 2022.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “We capitalized on the opportunity presented by the Bitcoin price recovery in the fourth quarter of 2023, fortifying our operational and financial foundations for the year 2024. Leveraging our multifaceted sales system, we achieved 5.5 million Thash/s of total computing power sold, marking a 45.7% sequential increase. This encouraging sales performance translated into better-than-expected total revenues, reaching US$49.1 million, reflecting a remarkable 47.3% quarter-over-quarter growth. We also secured considerable contract sales, including bulk orders from esteemed public company clients, underscoring our product quality and delivery capabilities. Furthermore, our Bitcoin mining segment exhibited improvements in an evolving regulatory environment, with mining revenue up 13.6% sequentially. We also expanded our computing power deployment in Africa and tapped our footprint into the Middle East during the fourth quarter.”

“While we acknowledge the persisting challenges of the ongoing bearish market for mining machines, we draw inspiration from the recent approval and listing of spot Bitcoin ETFs. This milestone signals the potential for Bitcoin to attract a larger user base and foster a more concrete consensus in the long run. Our commitment remains unwavering as we stand shoulder-to-shoulder with the Bitcoin ecosystem and miner partners. We will continue to drive technological advancements in our product offerings, provide best-in-class services, and optimize our mining operations. These initiatives are poised to position us for long-term success alongside the evolving cryptocurrency landscape.”

Mr. James Jin Cheng, Chief Financial Officer of Canaan, stated, “With the bitcoin price experiencing a favorable recovery in December, we seized the opportunity of short-term upside machine demand, and delivered a 44% higher revenue by selling more machines on top of our previous-announced revenue guidance. At the same time, customers also paid more cash advances to secure their future-sales contracts on our new A14 series. This operation was a continuation of our strategy to optimize the inventory mix between product generations. It also effectively contributed as a positive factor to cash balance, which has an upside change from US$40 million as of September 30, 2023 to US$96 million as of December 31, 2023. On the other hand, despite the impact of regulatory changes in Central Asia, we achieved a sequential growth of 13.6% in our bitcoin mining revenue by leveraging the improved Bitcoin price. Our diversified mining deployment and enhanced uptime led to a record-setting 909 bitcoins in our cryptocurrency assets by the end of 2023. On the cost and expense fronts, we are taking more measures to streamline the spending, including optimizing our organization with fewer headcounts. Although we incurred a non-cash inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments totaling US$55.5 million, our operating performance improved both sequentially and year over year, shown as the narrowed operating loss, Non-GAAP operating loss and Non-GAAP net loss.”

“Other than operation, from late 2023 to the end of January 2024, we have seized the capital market windows to secure approximately US$136 million in financing from both ATM program and preferred shares. We continued to utilize cash to lock wafer supply capability, preparing for the potential booming market post the next bitcoin halving. Looking forward, the industry will go through halving for customers to have certainties on returns. And it will drive most of the capital expenditure investment decisions to post halving time, including machine procurements. We will pursue a proactive approach in investing in strategic directions like research and development of new products, supply capacity and self-mining, and remain prudent in operating expense spending.”

Fourth Quarter 2023 Financial Results

Revenues in the fourth quarter of 2023 were US$49.1 million, as compared to US$33.3 million in the third quarter of 2023 and US$58.3 million in the same period of 2022. Total revenues consisted of US$44.9 million in products revenue, US$3.7 million in mining revenue and US$0.5 million in other revenues.

Products revenue in the fourth quarter of 2023 was US$44.9 million, compared to US$29.9 million in the third quarter of 2023 and US$47.5 million in the same period of 2022. The increase compared to the third quarter of 2023 was mainly due to the growth in total computing power sold and average selling price led by the recovery of bitcoin price. The decrease compared to the fourth quarter of 2022 was mainly due to lower selling prices, which resulted from the stepping-up destocking efforts as the halving event approaches, despite a gradual recovery in the price of bitcoin and an increase in total computing power sold. AI product revenue was US$0.3 million in the fourth quarter of 2023, as compared to US$0.2 million in the third quarter of 2023 and US$0.2 million in the same period of 2022.

Mining revenue in the fourth quarter of 2023 was US$3.7 million, representing an increase of 13.6% from US$3.3 million in the third quarter of 2023 and a decrease of 65.5% from US$10.7 million in the same period of 2022. The sequential increase was mainly driven by the bitcoin price recovery. The year-over-year decrease was mainly attributable to the decrease of mining computing power which resulted from the temporary shutdown of approximately 2.0 Exahash/s computing power in Kazakhstan to ensure legal compliance.

Cost of revenues in the fourth quarter of 2023 was US$103.1 million, compared to US$102.4 million in the third quarter of 2023 and US$122.5 million in the same period of 2022.

Products costs in the fourth quarter of 2023 were US$95.8 million, compared to US$83.7 million in the third quarter of 2023 and US$98.9 million in the same period of 2022. The sequential and year-over-year increases were consistent with the increase of computing power sold. The inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments accrued for this quarter was US$55.5 million, compared to US$53.9 million for the third quarter of 2023 and US$60.3 million for the same period of 2022. Products costs consist of direct production costs of mining machines and AI products and indirect costs related to production, as well as inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments.

Mining costs in the fourth quarter of 2023 were US$6.0 million, compared to US$17.9 million in the third quarter of 2023 and US$23.6 million in the same period of 2022. Mining costs herein consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation of deployed mining machines. The sequential and year-over-year decrease was mainly due to the decreased depreciation, which was driven by the end of the depreciation period of early deployed mining machines and the impairment of the currently deployed mining machines. The depreciation in this quarter for deployed mining machines was US$7.4 million, compared to US$10.8 million in the third quarter of 2023 and US$10.7 million in the same period of 2022.

Gross loss in the fourth quarter of 2023 was US$54.1 million, compared to a gross loss of US$69.1 million in the third quarter of 2023 and a gross loss of US$64.1 million in the same period of 2022.

Total operating expenses in the fourth quarter of 2023 were US$39.2 million, compared to US$43.8 million in the third quarter of 2023 and US$60.8 million in the same period of 2022.

Research and development expenses in the fourth quarter of 2023 were US$10.8 million, compared to US$17.2 million in the third quarter of 2023 and US$33.4 million in the same period of 2022. The sequential decrease was mainly due to a decrease of US$5.5 million in staff costs. The year-over-year decreases were mainly due to US$14.3 million one-off research and development expenditure for the A13 series products incurred in the fourth quarter of 2022, as well as a decrease of US$7.5 million in staff costs. Research and development expenses in the fourth quarter of 2023 also included share-based compensation expenses of US$1.9 million.

Sales and marketing expenses in the fourth quarter of 2023 were US$1.8 million, compared to US$2.5 million in the third quarter of 2023 and US$1.1 million in the same period of 2022. The sequential decrease was mainly due to a decrease of US$0.4 million in staff costs and a decrease of US$0.5 million in promotion expenses. The year-over-year increase was mainly due to an increase of US$0.9 million in staff cost, partially offset by a decrease of US$0.6 million in share-based compensation expenses. Sales and marketing expenses in the fourth quarter of 2023 also included share-based compensation expenses of US$79 thousand.

General and administrative expenses in the fourth quarter of 2023 were US$20.2 million, compared to US$16.2 million in the third quarter of 2023 and US$24.6 million in the same period of 2022. The sequential increase was mainly due to one-off staff costs of US$2.2 million for organization optimization. Excluding this one-off expenditure, the sequential increase was mainly due to an increase of US$4.1 million in staff cost, partially offset by an increase of US$3.3 million of realized gain on asset disposals. The year-over-year decreases were partially offset by one-off staff costs of US$2.2 million for organization optimization. Excluding this one-off expenditure, the year-over year decrease was mainly due to a decrease of US$5.4 million in share-based compensation expenses and an increase of US$4.0 million of realized gain on asset disposals, partially offset by an increase of US$2.5 million in staff cost. General and administrative expenses in the fourth quarter of 2023 also included share-based compensation expenses of US$6.6 million.

Impairment on property and equipment in the fourth quarter of 2023 was US$6.3 million, compared to US$5.7 million in the third quarter of 2023 and nil in the same period of 2022.

Impairment on cryptocurrency in the fourth quarter of 2023 was US$0.1 million, compared to US$2.2 million in the third quarter of 2023 and US$1.7 million in the same period of 2022.

Loss from operations in the fourth quarter of 2023 was US$93.3 million, compared to a loss from operations of US$112.8 million in the third quarter of 2023 and a loss from operations of US$125.0 million in the same period of 2022.

Non-GAAP loss from operations in the fourth quarter of 2023 was US$78.3 million, compared to a non-GAAP loss from operations of US$97.4 million in the third quarter of 2023 and a non-GAAP loss from operations of US$110.0 million in the same period of 2022. Non-GAAP loss from operations excludes share-based compensation expenses and impairment on property and equipment. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Excess of fair value of Series A Convertible Preferred Shares in the fourth quarter of 2023 was US$59.2 million, compared to nil in the third quarter of 2023 and nil in the same period of 2022, due to the fair value of the Preferred Shares Financing exceeding the proceeds. For further information, please refer to “Preferred Shares Financing” in this press release.

Foreign exchange gains, net in the fourth quarter of 2023 were US$1.4 million, compared with a gain of US$10.9 million in the third quarter of 2023 and a gain of US$3.7 million in the same period of 2022, respectively. The foreign exchange gains were due to the US dollar appreciation against the Renminbi during the fourth quarter of 2023.

Net loss in the fourth quarter of 2023 was US$139.0 million, compared to a net loss of US$80.1 million in the third quarter of 2023 and a net loss of US$91.6 million in the same period of 2022.

Non-GAAP adjusted net loss in the fourth quarter of 2023 was US$53.9 million, as compared to a non-GAAP adjusted net loss of US$64.7 million in the third quarter of 2023 and a non-GAAP adjusted net loss of US$76.6 million in the same period of 2022. Non-GAAP adjusted net loss excludes share-based compensation expenses, impairment on property and equipments, change in fair value of financial instruments and excess of fair value of Series A Convertible Preferred Shares. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign currency translation adjustment, net of nil tax, in the fourth quarter of 2023 was a loss of US$0.3 million, compared with a gain of US$7.7 million in the third quarter of 2023 and a gain of US$8.7 million in the same period of 2022, respectively.

Basic and diluted net loss per American depositary share (“ADS”) in the fourth quarter of 2023 were US$0.77. In comparison, basic and diluted net loss per ADS in the third quarter of 2023 were US$0.47, while basic and diluted net loss per ADS in the same period of 2022 were US$0.55. Each ADS represents 15 of the Company’s Class A ordinary shares.

Non-GAAP adjusted basic and diluted net loss per American depositary share (“ADS”) in the fourth quarter of 2023 were US$0.30. In comparison, non-GAAP basic and diluted net loss per ADS in the third quarter of 2023 were US$0.38, while non-GAAP basic and diluted net loss per ADS in the same period of 2022 were US$0.46.

Full Year 2023 Financial Results

Revenues in the full year of 2023 decreased to US$211.5 million from US$651.5 million in 2022. The decrease was mainly due to the lower selling price which resulted from overall soft purchasing power from the market demand front.

Products revenue in the full year of 2023 decreased to US$176.9 million from US$618.9 million in 2022. Mining equipment product sales revenue in the full year of 2023 decreased to US$175.9 million from US$617.5 million in 2022, and AI product revenue in the full year of 2023 decreased to US$1.0 million from US$1.4 million in 2022.

Mining revenue in the full year of 2023 increased to US$34.0 million from US$32.5 million in 2022. The increase was mainly due to the increased computing power energized for mining and bitcoin price recovery.

Cost of revenues in the full year of 2023 increased to US$452.3 million from US$421.2 million in the full year of 2022.

Products costs in the full year of 2023 were US$368.1 million, compared to US$366.5 million in the full year of 2022. The increase was mainly due to US$190.2 million of inventories write-down, prepayment write-down and provision for reserve for inventory purchase commitments accrued, partially offset by US$127.2 million of transfer of inventories write-down and prepayment write-down.

Mining costs in the full year of 2023 were US$81.8 million, compared to US$54.5 million in the full year of 2022. Mining costs herein consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation. The depreciation in the full year of 2023 for deployed mining machines was US$53.2 million, compared to US$30.7 million in the full year of 2022. The year-over-year increase was mainly due to the increase in deployed computing power for the Company's mining operations.

Gross loss in the full year of 2023 was US$240.8 million, compared to a gross profit of US$230.3 million in the full year of 2022.

Total operating expenses in the full year of 2023 increased to US$170.1 million from US$187.4 million in the full year of 2022.

Research and development expenses in the full year of 2023 decreased by 20.7% to US$64.8 million from US$81.8 million in the full year of 2022, primarily due to the decreased research and development costs for new products.

Sales and marketing expenses in the full year of 2023 decreased to US$8.2 million from US$9.4 million in the full year of 2022. The decrease was mainly attributable to decreased share-based compensation expenses.

General and administrative expenses in the full year of 2023 decreased to US$71.2 million from US$88.3 million in the full year of 2022. This year-over-year decrease was mainly due to decreased share-based compensation expenses, and increased realized gain on asset disposals, partially offset by increased staff cost.

Impairment on property and equipment in the full year of 2023 was US$21.1 million, compared to nil in the full year of 2022.

Impairment on cryptocurrency in the full year of 2023 was US$4.7 million, compared to US$7.9 million in the full year of 2022.

Loss from operations in the full year of 2023 was US$410.9 million, compared to an income from operations of US$42.9 million in the full year of 2022.

Non-GAAP loss from operations in the full year of 2023 was US$347.7 million, compared to an income of US$106.0 million in the full year of 2022.

Excess of fair value of Series A Convertible Preferred Shares in the full year of 2023 was US$59.2 million, compared to nil in the full year of 2022.

Foreign exchange gains, net in the full year of 2023 were US$12.3 million, compared with a gain of US$35.9 million in the full year of 2022.

Net loss in the full year of 2023 was US$414.2 million, compared to a net income of US$69.9 million in the full year of 2022.

Non-GAAP adjusted net loss in the full year of 2023 was US$280.8 million, compared to a non-GAAP adjusted net income of US$129.1 million in the full year of 2022.

Foreign currency translation adjustment, net of nil tax, in the full year 2023 was a loss of US$7.0 million, compared to a loss of US$36.3 million in the full year of 2022.

Basic and diluted net loss per American depositary share (“ADS”) in the full year of 2023 was US$2.41, compared to basic and diluted net earnings per ADS of US$0.41 in the full year of 2022.

Non-GAAP adjusted basic and diluted net loss per American depositary share (“ADS”) in the full year 2023 were both US$1.63, compared to non-GAAP adjusted basic and diluted net earnings per ADS of US$0.76 and US$0.75, respectively.

As of December 31, 2023, the Company held cryptocurrency assets that primarily comprised 1,078.5 bitcoins with a total carrying value of US$28.3 million, which consisted of 909.2 bitcoins owned by the Company and 169.3 bitcoins received as customer deposits.

As of December 31, 2023, the Company had cash and cash equivalents of US$96.2 million, compared to US$101.6 million as of December 31, 2022.

Accounts receivable, net as of December 31, 2023 was US$3.0 million, compared to nil as of December 31, 2022. Accounts receivable was mainly due to an installment policy implemented for some major customers who meet certain conditions.

Shares Outstanding

As of December 31, 2023, the Company had a total of 222,858,941 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

Recent Developments

Resumption of Bitcoin Mining Operations in Kazakhstan

Since early January 2024, the Company has commenced resuming its bitcoin mining in Kazakhstan in compliance with the local regulatory requirements. To date, the Company has recovered the energization of approximately 1.09 Exahash/s of the previously affected 2.0 Exahash/s of mining power in the country. As a result, these gradually reactivated mining machines have begun generating mining revenues.

Resolution of U.S. Joint Mining Project Dispute

On August 3, 2023, Canaan U.S. Inc., an operating subsidiary of the Company (“Canaan US”), participated in a mediation with a partner that provides hosting and management services for cryptocurrency mining machines, relating to a dispute concerning a Joint Mining Agreement at a U.S.-based mining farm. The Company subsequently took possession of approximately all 26,000 units of mining machines deployed in such project and reached a confidential settlement with the hosting partner.

Preferred Shares Financing

On November 27, 2023, the Company entered into a Securities Purchase Agreement with an institutional investor (the “Buyer”), pursuant to which the Company shall issue and sell to the Buyer up to 125,000 Series A Convertible Preferred Shares (the “Preferred Shares”) at the price of US$1,000.00 for each Preferred Share.

On December 11, 2023, the Company closed the first tranche of the preferred shares financing (the “First Tranche Preferred Shares Financing”) and is obligate to issue the second tranche of the preferred shares financing (the “Forward Purchase Liabilities”), raising total net proceeds of $25.4 million. Pursuant to the First Tranches Preferred Shares Financing, the Company issued 25,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share.

In connection with the issuance of the Preferred Shares, the Company caused The Bank of New York Mellon to deliver 8,000,000 ADSs collectively as pre-delivery shares (the “Pre-delivery Shares”), each representing fifteen Class A ordinary shares of the Company, at the price of US$0.00000075 for each ADS. The Pre-delivery Shares shall be returned to the Company at the end of the arrangement and the Company shall pay such Buyer US$0.00000075 for each such Pre-delivery Share. The Pre-delivery Shares is considered a form of stock borrowing facility and was accounted as share lending arrangement.

On January 22, 2024, the Company closed the second tranches of the preferred shares financing (the “Second Tranche Preferred Shares Financing”), raising total net proceeds of $49.9 million. Pursuant to the Second Tranche Preferred Shares Financing, the Company issued 50,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share and caused The Bank of New York Mellon to deliver an addition 2,800,000 ADSs collectively as pre-delivery shares (the “Pre-delivery Shares”), each representing fifteen Class A ordinary shares of the Company, at the price of US$0.00000075 for each ADS.

The Company intends to use the net proceeds from the sale of the securities for research and development, expansion of production scale, and other general corporate purposes.

According to the Securities Purchase Agreement, the closing of the third tranche of preferred shares financing (the “Third Tranche”), would be contingent upon mutual agreement between the Company and the Buyer. Neither the Company is obliged to sell nor the Buyer is obliged to purchase for the Third Tranche as of December 31, 2023.

The At-the-Market (“ATM”) Offering

On November 10, 2023, the Company entered into an At Market Issuance Sales Agreement (the “ATM Agreement”) with B. Riley Securities, Inc. as a sales agent (the “sales agent”).

From November 28, 2023, the date the Company reported its financial results for the third quarter of 2023, to December 31, 2023, the Company utilized the ATM for fundraising and sold 31,347,044 ADSs with net proceeds of approximately US$61.2 million at an average price of US$1.99 per ADS. With the successful settlement of its first tranche of Preferred Shares Financing, the Company did not utilize the ATM after December 31, 2023.

The Company expects the ATM program to be a flexible mechanism for the Company to access public capital markets. The timing and extent of the use of the ATM program will be at the discretion of the Company, provided that the Company has satisfied certain obligations set forth in the ATM agreements and the ATM facility is duly established.

Decision on Early Adoption of FASB’s New Accounting Rules for Crypto Assets Since 2024

On December 13, 2023, the Financial Accounting Standards Board (“FASB”) issued its first direct accounting and disclosure standard on crypto assets. The new accounting rules allow cryptocurrencies to be carried at the fair value. The Company plans to early adopt these rules since January 1, 2024, to enhance the transparency and accuracy of the Company’s financial statements. This change aligns the Company’s financial reporting more closely with the economic realities of its business model.

Business Outlook

For the first quarter of 2024, and the second quarter of 2024, the Company expects total revenues to be approximately US$33 million and US$70 million, respectively, considering the challenging market conditions across the industry. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on February 27, 2024 (or 9:00 P.M. Singapore Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title: Canaan Inc. Fourth Quarter and Full Year 2023 Earnings Conference Call Registration Link: https://register.vevent.com/register/BI6e35271f074a4c5fa205a0ce7a269748

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan's vision is "super computing is what we do, social enrichment is why we do it." Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, under the leadership of Mr. Nangeng Zhang, founder and CEO, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name, Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan’s business, the Company uses non-GAAP measures, such as adjusted income (loss) from operations and adjusted net income (loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and impairment on property and equipment, and adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, impairment on property and equipment, change in fair value of financial instruments and excess of fair value of Series A Convertible Preferred Shares. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net income is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation expenses, impairment on property and equipment, change in fair value of financial instruments and excess of fair value of Series A Convertible Preferred Shares have been and may continue to be incurred in Canaan’s business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

Investor Relations Contact

Canaan Inc.
Ms. Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,
	2022	2023
	USD	USD
ASSETS
Current assets:
Cash and cash equivalents	101,551	96,154
Accounts receivable, net	-	2,997
Inventories	211,640	142,287
Prepayments and other current assets	242,523	122,242
Total current assets	555,714	363,680
Non-current assets:
Cryptocurrency	12,531	28,342
Property, equipment and software, net	85,350	29,466
Right-of-use assets	4,250	1,690
Deferred tax assets	21,740	66,809
Other non-current assets	2,504	486
Non-current financial investment	2,872	2,824
Total non-current assets	129,247	129,617
Total assets	684,961	493,297
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	16,703	6,245
Contract liabilities	662	19,614
Income tax payable	7,228	3,534
Accrued liabilities and other current liabilities	48,349	64,240
Lease liabilities, current	2,314	1,216
Series A Convertible Preferred Shares Forward Purchase Liabilities	-	40,344
Total current liabilities	75,256	135,193
Non-current liabilities:
Lease liabilities, non-current	1,441	210
Other non-current liabilities	598	9,707
Total liabilities	77,295	145,110
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,804,138,492 and 3,772,078,667 shares issued, 2,496,001,757 and 3,514,973,327 shares outstanding as of December 31, 2022 and December 31, 2023, respectively)	-	-
Treasury stocks (US$0.00000005 par value; 308,136,735 shares as of December 31, 2022 and 257,105,340 shares as of December 31, 2023, respectively)	(57,055)	(57,055)
Additional paid-in capital	492,220	653,724
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(36,913)	(43,879)
Retained earnings (accumulated deficit)	194,522	(219,495)
Total shareholders’ equity	607,666	348,187
Total liabilities and shareholders’ equity	684,961	493,297

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	December 31, 2022	September 30, 2023	December 31, 2023
	USD	USD	USD
Revenues
Products revenue	47,546	29,937	44,907
Mining revenue	10,735	3,264	3,708
Other revenues	33	118	458
Total revenues	58,314	33,319	49,073
Cost of revenues	(122,454)	(102,409)	(103,142)
Gross loss	(64,140)	(69,090)	(54,069)
Operating expenses:
Research and development expenses	(33,364)	(17,152)	(10,778)
Sales and marketing expenses	(1,145)	(2,491)	(1,762)
General and administrative expenses	(24,633)	(16,223)	(20,191)
Impairment on property and equipment	-	(5,691)	(6,324)
Impairment on cryptocurrency	(1,678)	(2,199)	(144)
Total operating expenses	(60,820)	(43,756)	(39,199)
Loss from operations	(124,960)	(112,846)	(93,268)
Interest income	1,141	61	229
Change in fair value of financial instruments	-	-	(10,918)
Excess of fair value of Series A Convertible Preferred Shares	-	-	(59,199)
Foreign exchange gains, net	3,741	10,890	1,404
Other income (expense), net	2,089	1,349	(363)
Loss before income tax expenses	(117,989)	(100,546)	(162,115)
Income tax benefit	26,380	20,443	23,100
Net loss	(91,609)	(80,103)	(139,015)
Foreign currency translation adjustment, net of nil tax	8,654	7,662	(268)
Total comprehensive loss	(82,955)	(72,441)	(139,283)
Weighted average number of shares used in per share calculation:
— Basic	2,515,312,493	2,562,542,847	2,706,024,111
— Diluted	2,515,312,493	2,562,542,847	2,706,024,111
Net loss per share (cent per share)
— Basic	(3.64)	(3.13)	(5.14)
— Diluted	(3.64)	(3.13)	(5.14)
Share-based compensation expenses were included in:
Cost of revenues	66	67	14
Research and development expenses	2,217	2,411	1,911
Sales and marketing expenses	662	86	79
General and administrative expenses	12,022	7,176	6,649

The table below sets forth a reconciliation of net income/(loss) to non-GAAP adjusted net income/(loss) for the period indicated:

	For the Three Months Ended
	December 31, 2022	September 30, 2023	December 31, 2023
	USD	USD	USD
Net loss	(91,609)	(80,103)	(139,015)
Share-based compensation expenses	14,967	9,740	8,653
Impairment on property and equipment	-	5,691	6,324
Change in fair value of financial instruments	-	-	10,918
Excess of fair value of Series A Convertible Preferred Shares	-	-	59,199
Non-GAAP adjusted net loss	(76,642)	(64,672)	(53,921)

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	For the Years Ended
	December 31, 2022	December 31, 2023
	USD	USD
Revenues
Products revenue	618,890	176,898
Mining revenue	32,530	33,957
Other revenues	106	622
Total revenues	651,526	211,477
Cost of revenues	(421,239)	(452,257)
Gross profit (loss)	230,287	(240,780)
Operating expenses:
Research and development expenses	(81,755)	(64,845)
Sales and marketing expenses	(9,413)	(8,175)
General and administrative expenses	(88,302)	(71,249)
Impairment on property and equipment	-	(21,126)
Impairment on cryptocurrency	(7,880)	(4,706)
Total operating expenses	(187,350)	(170,101)
Income (loss) from operations	42,937	(410,881)
Interest income	2,372	956
Change in fair value of financial instruments	3,795	(10,918)
Excess of fair value of Series A Convertible Preferred Shares	-	(59,199)
Foreign exchange gains, net	35,935	12,309
Other income, net	3,295	2,240
Income (loss) before income tax expenses	88,334	(465,493)
Income tax expense	(18,450)	51,340
Net income (loss)	69,884	(414,153)
Foreign currency translation adjustment, net of nil tax	(36,267)	(6,966)
Total comprehensive income (loss)	33,617	(421,119)
Weighted average number of shares used in per share calculation:
— Basic	2,560,106,403	2,579,202,596
— Diluted	2,577,892,069	2,579,202,596
Net earnings (loss) per share (cent per share)
— Basic	2.73	(16.06)
— Diluted	2.71	(16.06)
Share-based compensation expenses were included in:
Cost of revenues	154	207
Research and development expenses	10,251	9,098
Sales and marketing expenses	2,464	234
General and administrative expenses	50,146	32,535

The table below sets forth a reconciliation of net income to non-GAAP adjusted net income for the years indicated:

	For the Years Ended
	December 31, 2022	December 31, 2023
	USD	USD
Net income (loss)	69,884	(414,153)
Share-based compensation expenses	63,015	42,074
Impairment on property and equipment	-	21,126
Change in fair value of financial instruments	(3,795)	10,918
Excess of fair value of Series A Convertible Preferred Shares	-	59,199
Non-GAAP adjusted net income (loss)	129,104	(280,836)